SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                        For the month of September, 2007

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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Attached hereto and incorporated by reference herein is the Management's
Discussion and Analysis of Financial Condition and Results of Operations for Tefron Ltd. for the quarter ended June 30, 2007.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TEFRON LTD.
                                   (Registrant)

                                   By: /s/ Asaf Alperovitz
                                   -----------------------
                                   Asaf Alperovitz
                                   Chief Financial Officer

                                   By: /s/ Hanoch Zlotnik
                                   ----------------------
                                   Hanoch Zlotnik
                                   Treasurer

Date: September 3, 2007


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                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Tefron Ltd. manufactures intimate apparel, active wear and swimwear sold throughout the world by such name-brand marketers as Victoria's Secret, Nike, Target, Warnaco/Calvin Klein, The Gap, Banana Republic, J.C Penny, lululemon athletica, Puma, Patagonia, Reebok, Swimwear Anywhere and El Corte Englese, as well as other well known retailers and designer labels. Through the utilization of manufacturing technologies and techniques developed or refined by us, we are able to mass-produce quality garments featuring unique designs tailored to our customers' individual specifications. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, day-wear, nightwear, bodysuits, swimwear, beach-wear, active-wear and accessories.

     We are known for the technological innovation of our Hi-Tex manufacturing process. Our Hi-Tex manufacturing process was implemented as part of our strategy to streamline our manufacturing process and improve the design and quality of our products. The Hi-Tex manufacturing process includes the utilization of a single machine that transforms yarn directly into a nearly complete garment, replacing the knitting, cutting, and significant sewing functions which, in traditional manufacturing, are performed sequentially on separate machines at separate workstations. Following this single-machine operation, all the Hi-Tex manufacturing process requires to complete the garment is dyeing and a reduced amount of sewing and finishing. Our Hi-Tex manufacturing process enables us to produce a substantially wider range of fabrics, styles and product lines, resulting in a consistently high level of comfort, quality and durability.

     The financial information below reflects the operations of the Company and its subsidiaries on a consolidated basis. As previously announced on April 27, 2006, Tefron closed the sale of its ownership interest in AlbaHealth. Accordingly, the financial statements of AlbaHealth are accounted for as discontinued operations, and the financial results described below therefore do not include the financial results of AlbaHealth. Tefron ceased to consolidate the financial statements of AlbaHealth commencing April 27, 2006.

THREE MONTHS ENDED JUNE 30, 2007

     SALES

     Sales for the second quarter of 2007 decreased by 18.3% to $40.6 million, compared to sales of $49.7 million for the second quarter ended June 30, 2006. The decrease in sales was due to a reduction in sales of active-wear and intimate apparel sales during the quarter. This reduction was partly offset by a slight increase in sales of swimwear products.

     COST OF SALES

     Cost of sales consists primarily of materials, certain salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales decreased by 10.4% to $34.9 million in the second quarter of 2007 as compared to $39.0 million in the equivalent period of 2006.

     As a percentage of sales, cost of sales increased from 78.3% in the second quarter of 2006 to 86.0% in the second quarter of 2007. This increase was primarily due to the lower sales and manufacturing levels in the quarter. In addition, the significant devaluation of the US Dollar versus the New Israeli Shekel, and the previously identified price reductions in older collections of Tefron's intimate apparel product line, also led to the increase in the cost of sales as a percentage of sales.


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     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, distribution, administration and management activities, freights, and other administrative costs. Selling, general and administrative expenses increased by 13.8% to $4.7 million in the second quarter of 2007 as compared to $4.1 million in the equivalent period of 2006. This increase was mainly attributed to an increase in export freights, mostly as a result of different transporting agreements with some of our swim-wear customers that required us to be responsible for delivering products to their distribution warehouse.

     As a percentage of sales, selling, general and administrative expenses increased to 11.6% in the second quarter of 2007 as compared to 8.3% in the second quarter of 2006.

     FINANCING EXPENSES, NET

     Financing expenses, net, were $49,000 in the second quarter of 2007 as compared to $701,000 in the equivalent period of 2006. This decrease was primarily due to a reduction of our interest expenses as a result of the change from a net bank debt position to net cash and investments position.

     INCOME TAXES

     Tax expense for the second quarter of 2007 was $0.2 million as compared to $1.4 million for the second quarter of 2006. The decrease was primarily due to the reduction in our pretax income which was $1.0 million for the second quarter of 2007, compared to $5.9 million for the second quarter of 2006.

     LIQUIDITY AND CAPITAL RESOURCES

     During the second quarter of 2007, the company generated $2.2 million of cash flow from operations, compared to $9.2 million during the second quarter of 2006. Additionally, the Company received proceeds of $7.7 million from the sale of marketable securities. The resulting cash flow was used to repay long term bank loans of $1.5 million, invest $2.1 million net in plant and equipment, invest $8.5 million in short-term deposits and marketable securities and, together with other cash flow activities, decreased our cash and cash equivalents balance by $2.2 million from $7.3 million in March 31, 2007 to $5.2 million at June 30, 2007.

SIX MONTHS ENDED JUNE 30, 2007

     SALES

     Sales for the six months ended June 30, 2007 decreased by 9.8% to $89.4 million, compared to sales of $99.1 million for the six months ended June 30, 2006. The decrease was due to a reduction in sales of intimate apparel and a significant reduction in sales of active-wear. This decline was partly offset by an increase in sales of swimwear products.

     COST OF SALES

     Cost of sales consists primarily of materials, certain salaries and related expenses, subcontracting expenses, and other overhead expenses related to our manufacturing operations. Cost of sales decreased by 2.6% to $74.4 million in the six months ended June 30, 2007 as compared to $76.3 million in the equivalent period of 2006.

     As a percentage of sales, cost of sales in the six months ended June 30, 2007 increased to 83.2% as compared to 77.0% in the six months ended June 30, 2006. This increase was primarily due to the lower sales and manufacturing levels in the quarter. In addition, the significant devaluation of the US Dollar versus the New Israeli Shekel, and the previously identified price reductions in older collections of Tefron's intimate apparel product line, also increased cost of sales as a percentage of sales.


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     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, distribution, administration and management activities, freight and other administrative costs. Selling, general and administrative expenses increased by 4.2% to $9.0 million in the six months ended June 30, 2007 as compared to $8.6 million in the equivalent period of 2006. This increase was mainly attributed to an increase in export freights, mostly as a result of different transporting agreements with some of our swim-wear customers that required us to be responsible for delivering products to their distribution warehouse.

     As a percentage of sales, selling, general and administrative expenses increased to 10.1% in the six months ended June 30, 2007 as compared to 8.7% in the six months ended June 30, 2006.

     FINANCING EXPENSES, NET

     Financing expenses, net, were $0.5 million in the six months ended June 30, 2007 as compared to $1.0 million in the equivalent period of 2006. This decrease was primarily due to a reduction of our interest expenses as a result of the change from a net bank debt position to net cash and investments position.

     INCOME TAXES

     Tax expense for the six months ended June 30, 2007 was $1.0 million compared to $3.3 million for the six months ended June 30, 2006. The reduction was primarily due to the decrease in our pretax profit which was $5.5 million for the six months ended June 30, 2007, compared to $13.1 million for the six months ended June 30, 2006.

     LIQUIDITY AND CAPITAL RESOURCES

     During the six months ended June 30, 2007, the company generated $7.6 million of cash flow from operations, compared to $14.2 million during the six months ended June 30, 2006. Additionally, the Company received proceeds of $12.2 million from sale of marketable securities and $4.3 million from exercise of tradable options issued at the secondary offering in Israel in the beginning of 2006. This cash flow was used to repay long term bank loans of $3.0 million, invest $2.4 million, net, in property, plant and equipment, invest $17.0 million in short-term deposits and marketable securities and to pay $0.6 million in withholding taxes relating to dividend paid to shareholders and together with other cash flow activities, increased our cash and cash equivalents balance by $1.2 million from $4.0 million at December 31, 2007 to $5.2 million at June 30, 2007.


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